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                                  June 4, 2007


VIA EDGAR
---------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  SUPERIOR GALLERIES, INC.
               AMENDMENT NO. 2 TO FORM SB-2
               FILE NO. 333-124196
               FILED MAY 29, 2007

Dear Sir or Madam:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Superior Galleries, Inc., a Delaware corporation, respectfully requests that the Securities and Exchange Commission (the "COMMISSION") consent to the withdrawal of the above-referenced Amendment No. 2 to Form SB-2 to the Registration Statement on Form SB-2 (the "POST-EFFECTIVE AMENDMENT") because the Amendment was submitted with the wrong EDGAR code (coded as a Pre-Effective Amendment) requiring a revised filing.

         Please do not hesitate to contact the undersigned at (972) 484-3662 or Richard Marr of Rutan & Tucker LLP at (714) 662-4652 should you have any questions with respect to this request.


                                              Very truly yours,


                                              /S/ John Benson
                                              -------------------------------
                                              John Benson
                                              Interim Chief Financial Officer